AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995.
                                                 Registration No. 33-_____
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                                IVAX CORPORATION
             (Exact name of registrant as specified in its charter)

          FLORIDA                          2834                    16-1003559
         ---------                        ------                  ------------
(State or other jurisdiction of  (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)    Classification Code Number)  Identification Number)

                            8800 NORTHWEST 36TH STREET
                              MIAMI, FLORIDA 33178
                            TELEPHONE (305) 590-2200
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                             ARMANDO A. TABERNILLA
                         VICE PRESIDENT - LEGAL AFFAIRS
                                IVAX CORPORATION
                           8800 NORTHWEST 36TH STREET
                              MIAMI, FLORIDA 33178
                            TELEPHONE (305) 590-2200
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                             STEVEN D. RUBIN, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                      150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 check the following box. [X]

                                              CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                    PROPOSED                PROPOSED
        TITLE OF EACH CLASS                   AMOUNT                 MAXIMUM                MAXIMUM               AMOUNT OF
        OF SECURITIES TO BE                   TO BE              OFFERING PRICE            AGGREGATE            REGISTRATION
            REGISTERED                      REGISTERED            PER SHARE(1)         OFFERING PRICE(1)             FEE
- -------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value         10,000,000 shares               $24.50              $245,000,000            $84,482.76
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based upon average high and low sales price of the Registrant's common stock, as reported on the composite tape of the American Stock Exchange on June 27, 1995.

     Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus filed as part of this Registration Statement relates to the shares of Common Stock registered hereby and to the remaining unissued shares of Common Stock previously registered by IVAX Corporation under its Registration Statement on Form S-4 (File No. 33-44116)

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                                     IVAX CORPORATION

                              CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(B)

ITEM                                                                                LOCATION IN
NO.                                                                        PROXY STATEMENT-PROSPECTUS
- ----                                                                       --------------------------
A.      Information About The Transaction

        1.      Forepart of the Registration
                Statement and Outside Front Cover
                Page of Prospectus...................................     Facing Page; Cross-Reference Sheet;
                                                                          Outside Front Cover Page

        2.      Inside Front and Outside Back
                Cover Pages of Prospectus............................     Inside Front Cover Page; Table of
                                                                          Contents; Available Information;
                                                                          Information Incorporated by Reference

        3.      Risk Factors, Ratio of Earnings
                to Fixed Charges and Other
                Information..........................................     The Company, Investment Considerations;
                                                                          Selected Consolidated Financial Data.

        4.      Terms of the Transaction.............................                       **

        5.      Pro Forma Financial Information......................                       **

        6.      Material Contracts with the
                Company Being Acquired...............................                       **

        7.      Additional Information Required
                for Reoffering by Persons and
                Parties Deemed to be Underwriters....................                       *

        8.      Interests of Named Experts
                and Counsel..........................................     Experts; Legal Matters

        9.      Disclosure of Commission Position
                on Indemnification for Securities
                Act Liabilities......................................                       *

B.      Information About The Registrant

        10.     Information with Respect to S-3
                Registrants..........................................     The Company, Available Information;
                                                                          Information Incorporated by Reference;
                                                                          Selected Consolidated Financial Data

        11.     Incorporation of Certain
                Information by Reference.............................     Information Incorporated by Reference;
                                                                          Available Information

                                      -i-



        12.     Information with Respect to S-2 or
                S-3 Registrants......................................                       *

        13.     Incorporation of Certain
                Information by Reference.............................                       *

        14.     Information with Respect to
                Registrants Other than S-3 or S-2
                Registrants..........................................                       *

C.      Information About The Company Being Acquired

        15.     Information With Respect to
                S-3 Companies........................................                       **

        16.     Information With Respect to S-2
                or S-3 Companies.....................................                       **

        17.     Information With Respect to Companies
                Other than S-3 or S-2 Companies......................                       **

D.      Voting and Management Information

        18.     Information if Proxies, Consents
                or Authorizations are to be
                Solicited.............................................                      **

        19.     Information if Proxies, Consents
                or Authorizations are not to be
                Solicited or in an Exchange Offer....................                       **


 *       Omitted since the answer is negative or the Item is not applicable.

** Inapplicable (or partially inapplicable as indicated) upon filing of this Registration Statement; may be included in subsequent amendments under certain circumstances.

PROSPECTUS

                               20,000,000 SHARES

                                IVAX CORPORATION

                                   COMMON STOCK

                         -----------------------------

    This Prospectus relates to 20,000,000 shares of common stock, par value $.10 per share (the "Common Stock"), which may be offered and issued by IVAX Corporation (the "Company") from time to time in connection with acquisitions of businesses or properties. An aggregate of 4,418,920 of the 20,000,000 shares of Common Stock covered by this Prospectus have already been issued in connection with various acquisitions of businesses and properties.

    The Company anticipates that such acquisitions occurring in the future will consist principally of businesses (or the assets thereof) complementary to and related to the Company's current businesses, but on occasion, an acquired business may be dissimilar to the businesses of the Company. The consideration for acquisitions will consist of shares of Common Stock, cash, notes or other evidences of indebtedness, guarantees, assumption of liabilities, tangible or intangible property, or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may lease property from and enter into management or consulting agreements and non-competition agreements with the former owners and key executive personnel of the businesses to be acquired.

    The Company contemplates that the terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired. Factors taken into account in acquisitions include, among other relevant factors, the quality and reputation of the business, the assets, liabilities, results of operations and cash flows of the business, the quality of its management and employees, its earnings potential, its products and products under development, the geographic locations of the business and the market value of the Common Stock of the Company when pertinent. The Company anticipates that shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the shares.

    The Company does not expect that underwriting discounts or commissions will be paid, except that finders fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

    The Common Stock is listed on the American Stock Exchange under the symbol IVX. On June 27, 1995, the closing sale price of the Common Stock on the American Stock Exchange was $24 1/8 per share.

                    -----------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   -----------------------------

             The date of this Prospectus is July __, 1995

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED WHEN EVALUATING THE TRANSACTIONS CONTEMPLATED BY THIS PROSPECTUS, SEE
"INVESTMENT CONSIDERATIONS."

                           TABLE OF CONTENTS

                                                                        PAGE

Available Information..................................................    3
Information Incorporated by Reference..................................    3
The Company............................................................    4
Investment Considerations..............................................    4
Use of Proceeds.........................................................   8
Selected Consolidated Financial Data....................................   9
Other Information......................................................   11
Restrictions on Resale.................................................   11
Experts...............................................................    11
Legal Matters..........................................................   11

                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information, with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act, relating to its business, financial statements and other matters. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, N.Y. 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, certain reports, proxy materials and other information concerning the Company can be inspected at the offices of the American Stock Exchange, Inc. (the "AMEX"), 86 Trinity Place, New York, New York 10006, the national securities exchange on which shares of Common Stock are listed and traded.

                    INFORMATION INCORPORATED BY REFERENCE

    The following documents previously filed with the SEC are hereby incorporated by reference into this Prospectus:

    (1)      Annual Report on Form 10-K for the year ended December 31, 1994.
    (2)      Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.
    (3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-B, dated July 28, 1993.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this Offering shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO ARMANDO A. TABERNILLA, VICE PRESIDENT-LEGAL AFFAIRS, IVAX CORPORATION, 8800 NORTHWEST 36TH STREET, MIAMI, FLORIDA 33178, TELEPHONE: (305) 590-2200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE FIVE BUSINESS DAYS BEFORE FINAL ACTION IS TO BE TAKEN WITH RESPECT TO A PROPOSED ACQUISITION BY THE COMPANY INVOLVING THE ISSUANCE OF SECURITIES COVERED BY THIS PROSPECTUS.

                               THE COMPANY

    The Company is a holding company with subsidiaries engaged in the research, development, manufacture and marketing of personal care products, pharmaceuticals, intravenous solutions and related products, medical diagnostic products and specialty chemicals. The Company's principal executive offices are located at 8800 Northwest 36th Street, Miami, Florida 33178, and its telephone number is (305) 590-2200. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "Information Incorporated by Reference."

                          INVESTMENT CONSIDERATIONS

    In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company and its business prospects.

VERAPAMIL

    Net revenues attributable to sales of extended release verapamil HCl ("verapamil") constituted in excess of 10% of the Company's 1994 consolidated net revenues. Net revenues from verapamil manufactured by the Company totalled $21.8 million during the first quarter of 1995 compared to $35.9 million for the same quarter of 1994. The decrease in net revenues in the 1995 first quarter compared to the 1994 first quarter was due primarily to a reduction in the net selling price of verapamil caused by competition, offset in part by increased volume caused by an increase in the substitution rate of generic verapamil for brand name verapamil. The Company had been the sole United States supplier of generic verapamil until March 1994, when Zenith Laboratories, Inc. ("Zenith") began distribution of generic verapamil supplied by a company marketing brand name verapamil. Notwithstanding the Company's acquisition of Zenith, competition in the generic verapamil market has continued because Zenith's former verapamil supplier commenced distribution of generic verapamil through another generic pharmaceutical company. Moreover, other manufacturers may obtain regulatory approvals or otherwise determine to market generic verapamil during the remainder of 1995 and thereafter. As additional competitors enter the generic verapamil market, the resulting competition is likely to further reduce the Company's verapamil net revenues and gross profit.

DEPENDENCY ON PRODUCT DEVELOPMENT

    The Company's future success is largely dependent upon its ability to develop, manufacture and market commercially viable new pharmaceutical products and generic versions of off-patent pharmaceutical products. Generally, in order to be marketed commercially, products must be developed and tested, new products must be proven to be safe and effective in clinical trials, generic products must be proven to be bioequivalent to the name brand counterpart, and all products must receive requisite regulatory approval. Each of these steps, as well as the process taken as a whole, involves significant periods of time and expense. There can be no assurance that any products presently under development, if and when fully developed and tested, will perform in accordance with the Company's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that any of such products can be successfully and profitably produced and marketed.

COMPETITION AND TECHNOLOGICAL CHANGE

    The markets in which the Company does business are highly competitive and subject to rapid technological change. Competitors include major pharmaceutical companies, many of which have considerably greater financial, technical, clinical, marketing and other resources and experience than the Company. The markets in which the Company competes and intends to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change, and the Company expects competition to intensify as technological advances in such fields are made. There can be no assurance that developments by others will not render the products or technologies of the Company obsolete or uncompetitive.

    Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand name products and related exclusivity periods mandated by regulatory authorities expire, the first generic manufacturer to receive regulatory approval for generic equivalents of such products is usually able to achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. Accordingly, the level of revenues and gross profit attributable to generic products developed and manufactured by the Company is dependent, in part, on its ability to develop and introduce new generic products, the timing of regulatory approval of such products, and the number and timing of regulatory approvals of competing products. In addition, competition in the United States generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand name companies are increasingly selling their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market.

    McGaw, Inc. ("McGaw"), a significant subsidiary of the Company which provides intravenous solutions and related equipment to hospitals and alternate site health care providers, faces substantial competition in the markets in which it operates. There are three major suppliers of intravenous solutions and related sets in the hospital and alternate site health care markets: Baxter International, Inc. ("Baxter"), Abbott Laboratories ("Abbott") and McGaw, with McGaw's share of this market (based on revenues) accounting for less than 20%. Baxter and Abbott are major diversified health care companies with significantly greater market shares and financial, technological and marketing resources than McGaw. Baxter and Abbott each offers a broad range of medical products in addition to intravenous solutions, sets and related products, allowing them to give different customer incentives, including higher volume discounts.

GOVERNMENTAL REGULATION

    The Company's pharmaceutical and intravenous operations are subject to extensive regulation by governmental authorities in the United States and other countries, which regulate the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products. The Company devotes significant time, effort and expense addressing the extensive government regulations applicable to its business, and in general, the trend is towards more stringent regulation. The process of obtaining regulatory approval is rigorous, time consuming and costly. There can be no assurance that the Company will obtain necessary approvals on a timely basis, if at all. Delays in receiving regulatory approvals would adversely affect the Company's ability to market products commercially. Product approvals by the United States Food and Drug Administration (the "FDA") and comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval.

HEALTH CARE REFORM

    Political, economic and regulatory influences are resulting in fundamental changes in the health care industry in the United States. Numerous legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the United States health care system nationally and at the state level. Reforms under consideration include fundamental changes to the health care delivery and payment system designed to, among other things, increase access to, and decrease the cost of, health care. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methods and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. There can be no assurance that such reforms, if enacted, will not have a material adverse effect on the Company.

CONCENTRATION OF OWNERSHIP

    The executive officers and directors of the Company and two additional shareholders of the Company currently have or share voting control over approximately 26% of the issued and outstanding Company Common Stock. Accordingly, such persons may have the ability to significantly influence the election of the members of the Company's Board of Directors and other corporate decisions.

VOLATILITY OF STOCK PRICE

    The market prices for securities of companies engaged in pharmaceutical development, including the Company, have been volatile. Among other things, the announcement of technological innovations or new commercial products by the Company or its competitors, changes in governmental regulation, regulatory approvals by the Company or its competitors, developments relating to patents or proprietary rights by the Company or its competitors, publicity regarding actual or potential medical results with respect to products under development by the Company or its competitors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Company Common Stock. For the 52-week period ended June 27, 1995, the closing sale price per share of the Company Common Stock, as reported on the American Stock Exchange, has ranged from a high of $27 7/8 to a low of $14 7/8.

ACQUISITIONS AND OTHER CORPORATE TRANSACTIONS

    The Company currently intends to expand through internal growth, the acquisition of other businesses and strategic business alliances with other companies, including licensing arrangements and joint ventures. The Company regularly reviews potential acquisitions and business alliances, some of which may be material, and is currently having preliminary discussions with various companies with respect to various acquisitions and business alliances which could result in material changes in the Company's financial condition and operating results.

    Historically, the Company has generally acquired other businesses through the issuance of common stock. As reflected in the selected historical financial information of the Company, since January 1, 1992, the Company has acquired nine businesses which may be deemed significant under applicable regulations of the SEC, all of which have involved the issuance of shares of the Company Common Stock either alone or in combination with cash payments. As consideration for any future acquisition, the Company may pay cash, contribute assets, incur indebtedness or issue debt or equity securities. The Company does not intend to seek shareholder approval for any such acquisitions unless required by law or the rules of the AMEX.

    There are currently 250 million shares of the Company Common Stock authorized for issuance, of which approximately 114.8 million shares were outstanding at May 25, 1995, and approximately 18.4 million shares were reserved for issuance pursuant to stock option plans and other employee benefit plans, conversion of outstanding warrants and debentures, and conversion of the Company's 6 1/2% Convertible Subordinated Notes due 2001. Accordingly, approximately 116.8 million shares of the Company Common Stock are authorized and available for issuance from time to time in the discretion of the Company's Board of Directors, including issuances in connection with future acquisitions.

LITIGATION

    In September 1994, parties purporting to be shareholders of the Company filed a class action complaint against the Company, all but one of its directors and certain of its officers in the United States District Court for the Southern District of Florida which consolidates, amends and supplements a number of similar complaints filed earlier in 1994. The consolidated lawsuit is styled HARVEY M.
JASPER RETIREMENT TRUST AND HARVEY M. JASPER INDIVIDUAL RETIREMENT ACCOUNT ET AL. VS. IVAX CORPORATION AND PHILLIP FROST ET AL. Plaintiffs seek to act as representatives of a class consisting of all purchasers of the Company Common Stock between January 14 and May 2, 1994, including as a subclass parties who exchanged their shares of McGaw common stock for the Company Common Stock in connection with the Company's acquisition of McGaw in March 1994. In general, the complaints allege violations of Sections 10(b), 14(a) and 20(a) of the Exchange Act and the rules promulgated thereunder, and Sections 11, 12(2) and 15 of the Securities Act of 1933, as amended (the "Securities Act"), as well as a claim for negligent misrepresentation. The complaint alleges that the Company made untrue statements of material fact and/or omitted to state material facts necessary to make statements made not misleading in its public disclosure documents, in communications to securities analysts and to the public, and in the Company's registration statement and proxy statement-prospectus distributed in connection with the acquisition of McGaw, relating primarily to net revenues and earnings, verapamil sales, and effects of competition in the verapamil tablet market on the Company's net revenues and earnings. In addition, the former chairman and chief executive officer of McGaw individually filed a similar complaint, now pending in the Southern District of Florida, against the Company and Dr. Frost, alleging many of the same securities laws violations as the preceding complaint and certain additional state law claims. The class action complaint seeks an unspecified amount of compensatory and recessionary damages, equitable and/or injunctive relief, interest, litigation costs and attorneys' fees. The complaint filed by the former McGaw chairman seeks up to $21 million in compensatory damages (and up to $48 million in rescissionary damages upon tender of the Company shares held by plaintiff), as well as punitive damages, litigation costs and attorneys' fees. The former McGaw chairman's suit has been consolidated for all purposes, including trial, with the class action suit described above. The outside directors of the Company initially named as defendants in the class action suit were dismissed without prejudice from the consolidated actions pursuant to a stipulation filed in January 1995. In February 1995, the Company and certain of its officers and directors filed a motion to dismiss the consolidated amended complaint. In March 1995, the former McGaw chairman filed a motion to opt out of the class action and to proceed under a separate complaint. All of these motions remain pending.

    In July 1994, an action styled ABS MB INVESTMENT LIMITED PARTNERSHIP AND ABS MB LTD. VS. IVAX CORPORATION was filed against the Company in the United States District Court for the District of Maryland. Plaintiffs, shareholders of McGaw at the time of its acquisition by the Company, alleged that the Company violated Sections 11 and 12(2) of the Securities Act, as well as certain state securities laws, and that it breached certain provisions of the merger agreement and the Company's bylaws, by issuing to plaintiffs shares of the Company's common stock subject to the restrictions imposed by Rule 145 promulgated under the Securities Act and Accounting Series Release 135 ("ASR 135"). ASR 135 provides that an affiliate of any company in a business combination to be treated as a pooling of interest may not sell or reduce its risk relative to common shares received in the business combination until such time as financial results covering at least 30 days of post-merger combined operations have been published. The plaintiffs claim that, as a result of the restrictions imposed on the certificates issued to them, they suffered damages from the loss of value of their shares, and seek damages of $11 million, plus expenses and attorneys' fees. In August 1994, plaintiffs filed a motion for partial summary judgment, and in September 1994, the Company filed a motion to dismiss and a motion to transfer venue to the Southern District of Florida. All of these motions remain pending.

    In late April 1995, Zenith Laboratories, Inc. ("Zenith"), a wholly-owned subsidiary of the Company, received approvals from the Food and Drug Administration to manufacture and market the antibiotic cefaclor in capsule and oral suspension formulations in the United States. Cefaclor is the generic equivalent of Ceclor registered trademark, a product of Eli Lilly and Company ("Lilly"). On April 27, 1995, Lilly filed a lawsuit against Zenith and others styled ELI LILLY AND COMPANY V. AMERICAN CYANAMID COMPANY, BIOCRAFT LABORATORIES, INC., ZENITH LABORATORIES, INC. AND BIOCHIMICA OPOS S.P.A. in the United States District Court for the Southern District of Indiana, Indianapolis Division. In general, the lawsuit alleges that Zenith's cefaclor raw material supplier, a third party unaffiliated with the Company, manufactures cefaclor raw material in a manner which infringes two process patents owned by Lilly, and that Zenith and the other named defendants have knowingly and willfully infringed and induced the supplier to infringe the patents by importing the raw material into the United
States.

The lawsuit seeks to enjoin Zenith and the other defendants from infringing or inducing the infringement of the patents and from making, using or selling any product incorporating the raw material provided by such supplier, and seeks an unspecified amount of monetary damages and the destruction of all cefaclor raw material manufactured by the supplier and imported into the United States. On April 17, 1995, Lilly filed a motion, which is presently pending, for preliminary injunction against the United States based defendants, including Zenith, which seeks to enjoin them from importing, using or selling cefaclor. Ceclor registered trademark is a registered trademark of Eli Lilly and Company.

    The Company intends to defend each of the foregoing lawsuits vigorously. Although the Company believes such lawsuits are without merit, any of such lawsuits, if determined adversely to the Company, would likely have a material adverse effect on the Company's financial position and results of operations. Additional information concerning this and other lawsuits pending against the Company and its subsidiaries is contained in the Company's reports incorporated herein by reference. See "Information Incorporated by Reference."

                             USE OF PROCEEDS

    This Prospectus relates to shares of Common Stock which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings.

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following is a summary of certain financial information of the Company and its consolidated subsidiaries and is qualified in its entirety by, and should be read in conjunction with, the detailed information and consolidated financial statements, including notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995. The unaudited consolidated interim period financial statements include, in the opinion of management, all adjustments necessary to present fairly the data for such periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.


              SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          (UNAUDITED)
                                          THREE MONTHS
                                              ENDED
                                         MARCH 31, (1)(2)                            YEAR ENDED DECEMBER 31,(1)(2)
                                         ----------------             --------------------------------------------------------------
                                             1995       1994           1994         1993          1992        1991        1990
                                             ----       ----           ----         ----          ----        ----        ----
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:

  Net revenues............................  $281,080  $259,474      $1,134,806  $1,062,945     $853,497    $600,766   $329,066
  Income before
   extraordinary items....................    23,303    24,968          89,872     107,982       37,410      15,647      7,159
  Net income..............................    23,357    23,320          89,049      99,354       29,820      17,850      7,874
  Earnings per common share:
   Primary:

    Earnings before extra-
     ordinary items.......................       .20       .21             .77         .94          .37         .17        .08
    Net earnings..........................       .20       .20             .76         .87          .29         .19        .09
   Fully Diluted:
    Earnings before extra-
     ordinary item........................       .20       .21             .77         .93          .37         .17        .08
    Net earnings..........................       .20       .20             .76         .86          .29         .19        .09
  Weighted average number of common
   shares outstanding, primary ...........   117,564   117,057         116,339     114,722       99,642      91,714     83,348
  Weighted average number of common
   shares outstanding,
   fully diluted .........................   118,690   117,347         116,792     115,504       99,928      92,927     83,387
  Cash dividends per common share.........  $     -   $     -         $    .06    $    .04     $     -     $     -    $     -

                                -9-

                                              (UNAUDITED)
                                            MARCH 31, (1)(2)                                      DECEMBER 31,(1)(2)
                                            ----------------                            ------------------------------------
                                                 1995                  1994         1993         1992         1991        1990
                                                 ----                  ----         ----         ----         ----        ----
CONSOLIDATED BALANCE
 SHEET DATA:
  Working capital.........................   $  344,102             $  332,818  $  295,413     $214,479    $199,910   $ 56,218
  Total assets............................    1,133,259              1,106,704   1,001,279      848,075     812,484    465,831
  Total long-term debt, net of
   current portion........................      248,679                253,839     278,708      334,722     313,951    208,729
  Shareholders' equity ...................      670,448                634,456     527,772      339,657     295,969    131,229
  Book value per common
   share (3)..............................         5.85                   5.56        4.65         3.05        2.71       1.31


(1) Figures have been restated to reflect the acquisitions of the following companies, each of which was accounted for under the pooling of interests method of accounting: Zenith Laboratories, Inc. and McGaw, Inc. (since its inception in October 1990) in 1994; Johnson Products Co., Inc. in 1993; Willen Drug Company, DVM Pharmaceuticals, Inc., Waverley Pharmaceuticals Limited, and H N Norton Co. in 1992; and Norton Healthcare Limited in 1990. Figures include the results of the following businesses acquired by purchase since the respective acquisition dates: 60% of the shares of Galena, a.s., on July 25, 1994; certain assets and the assumption of certain liabilities of Elf Atochem North America, Inc. on June 7, 1993; Flori Roberts, Inc. on July 28, 1992; and Goldline Laboratories, Inc. and Bioline Laboratories, Inc. effective December 1, 1991.

(2) All references in the table to the number of common shares and all per share amounts have been adjusted to give retroactive effect to the three-for-two stock split effected in the form of a stock dividend paid on March 25, 1991 and the three-for-two stock split paid on November 15, 1991.

(3)      Assumes conversion of Zenith's 10.00% Cumulative Convertible Preferred
         Stock.

                                 -10-

                              OTHER INFORMATION

         Acquisitions involving the offer and issuance of shares of the Company Common Stock may require approval by certain federal and state regulatory bodies. The rights of dissenting stockholders of any acquired corporation and the federal income tax consequences for persons involved in any acquisition involving the issuance of shares of the Company Common Stock will be determined on a case-by-case basis for each acquisition.

                             RESTRICTIONS ON RESALE

         This Prospectus, which has been prepared in accordance with the SEC's Form S-4, is not available for use in connection with reoffers or resales of securities acquired pursuant to this Prospectus by persons who may be deemed "affiliates" of the Company as such term is defined by the SEC. Such "affiliates" may sell such shares only pursuant to a prospectus prepared in accordance with a Commission form which is available for such purpose or pursuant to an available exemption from the registration requirements of the Securities Act.

                                       EXPERTS

         The consolidated financial statements and financial statement schedules of the Company, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been audited by Arthur Andersen LLP, independent public accountants, and its report is included in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The consolidated financial statements and financial statement schedules of Zenith Laboratories, Inc.
and subsidiaries as of December 31, 1993 and for the years ended December 31, 1993 and 1992, included in the consolidated financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent accountants, and its report is included in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The consolidated financial statements of McGaw, Inc. as of December 31, 1993 and for the years ended December 31, 1993 and 1992, included in the consolidated financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     LEGAL MATTERS

         The validity of the shares of the Company Common Stock being registered under the Registration Statement of which this Prospectus is a part will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130-1557.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Under Section 607.0850, indemnification is authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person is adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein Section 607.0850 provides that, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination by the corporation in a specific case, Section 607.0850 permits a director, officer, employee or agent of the corporation who is or was a party to a proceeding to apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

     Section 607.0850 also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

     The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

     The Registrant has entered into indemnification agreements with its directors and certain of its officers. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual's involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determine the officer's or director's right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

     The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are either filed herewith or incorporated by reference to documents previously filed as indicated below:

EXHIBITS          DESCRIPTION
- --------          -----------

4.1 Indenture, dated November 26, 1991, between IVAX Corporation and First Trust National Association, as Trustee, with respect to IVAX Corporation's 6 1/2% Convertible Subordinated Notes due November 15, 2001 (incorporated by reference to Exhibit 4.1 to IVAX Corporation's Annual Report on Form 10-K for the year ended December 31, 1991).

4.2 Form of IVAX Corporation's 6 1/2% Convertible Subordinated Notes due November 15, 2001 in Global Form (incorporated by reference to Exhibit 4.2 to IVAX Corporation's Annual Report on Form 10-K for the year ended December 31, 1991).

4.3 Indenture, dated March 31, 1992, between McGaw, Inc. and First Trust National Association, as Trustee, with respect to McGaw, Inc.'s 10 3/8% Senior Notes due 1999 (incorporated by reference to McGaw, Inc.'s Registration Statement on Form S-1, Registration Statement No. 33-45249).

5 Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., as to the legality of securities being issued.

23.1              Consent of Stearns Weaver Miller Weissler Alhadeff &
                  Sitterson, P.A.

23.2              Consent of Arthur Andersen LLP

23.3              Consent of Ernst & Young LLP

23.4              Consent of Coopers & Lybrand L.L.P.

24.1 Power of Attorney (included with signature pages to this Registration Statement)

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes: (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the 30th day of June, 1995.


                                       IVAX CORPORATION

                                       By: s/s PHILLIP FROST, M.D.
                                           --------------------------
                                           Phillip Frost, M.D.
                                           Chairman of the Board and
                                           Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Phillip Frost, M.D. and Richard C. Pfenniger, Jr., and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         NAME                             TITLE                      DATE
         ----                             -----                      ----

s/s PHILLIP FROST, M.D.
- ----------------------------     Chairman of the Board and      June 30, 1995
Phillip Frost, M.D.              Chief Executive Officer
                                 (Principal Executive
                                 Officer)

s/s MICHAEL W. FIPPS
- ----------------------------     Chief Financial Officer        June 30, 1995
Michael W. Fipps                 (Principal Financial and
                                 Accounting Officer)


s/s MARK ANDREWS
- ----------------------------     Director                       June 30, 1995
Mark Andrews


s/s LLOYD BENTSEN
- ----------------------------     Director                       June 30, 1995
Lloyd Bentsen

         NAME                             TITLE                      DATE
         ----                             -----                      ----

s/s ERNST BIEKERT, PH.D.
- ----------------------------     Director                       June 30, 1995
Ernst Biekert, Ph.D.


s/s LESLIE B. DANIELS
- ----------------------------     Director                       June 30, 1995
Leslie B. Daniels


s/s DANTE B. FASCELL
- ----------------------------     Director                       June 30, 1995
Dante B. Fascell


s/s JACK FISHMAN, PH.D.
- ----------------------------     Director and Vice Chairman     June 30, 1995
Jack Fishman, Ph.D.              of the Board


s/s HAROLD S. GENEEN
- ----------------------------     Director                       June 30, 1995
Harold S. Geneen


s/s PETER M. GOTTSEGEN
- ----------------------------     Director                       June 30, 1995
Peter M. Gottsegen


s/s JANE HSIAO, PH.D.
- ----------------------------     Director and Vice Chairman-    June 30, 1995
Jane Hsiao, Ph.D.                Technical Affairs


s/s LYLE KASPRICK
- ----------------------------     Director                       June 30, 1995
Lyle Kasprick


s/s ISAAC KAYE
- ----------------------------     Director and Deputy Chief      June 30, 1995
Isaac Kaye                       Executive Officer


s/s HARVEY M. KRUEGER
- ----------------------------     Director                       June 30, 1995
Harvey M. Krueger


s/s JOHN H. MOXLEY III, M.D.
- ----------------------------     Director                       June 30, 1995
John H. Moxley III, M.D.



- ----------------------------     Director                       June 30, 1995
M. Lee Pearce, M.D.


s/s MICHAEL WEINTRAUB
- ----------------------------     Director                       June 30, 1995
Michael Weintraub

                               INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
NUMBER      DESCRIPTION                                                 PAGE
- -------     -----------                                             ------------

5           Opinion of Stearns Weaver Miller Weissler Alhadeff
            & Sitterson, P.A., as to the legality of securities being issued.

23.1        Consent of Stearns Weaver Miller Weissler Alhadeff
            & Sitterson, P.A.

23.2        Consent of Arthur Andersen LLP

23.3        Consent of Ernst & Young LLP

23.4        Consent of Coopers & Lybrand L.L.P.